SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

August 28, 2007
Date of report (Date of earliest event reported)



Petroleum Development Corporation

Exact Name of Registrant as Specified in Charter

Nevada	**0-7246**	**95-2636730**
State or Other	*Commission*	*IRS Employer*
Jurisdiction	*File Number*	*Identification*
of Incorporation		*Number*

120 Genesis Boulevard, Bridgeport, WV 26330
Address of Principal Executive Offices

304-842-3597
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[   ] Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

No Change
Former Name or Former Address, if Changed Since Last Report

Item 7.01   Regulation FD Disclosure.

Petroleum Development Corporation will hold the 2007 Annual Meeting of Shareholders on Tuesday, August 28, 2007, at 10:00 AM ET.

A copy of the written presentation is attached herein as Exhibit 99.1.

EXHIBIT INDEX

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

> **PowerPoint Presentation:**   Petroleum Development Corporation 2007 Annual Meeting of Shareholders, August 28, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PETROLEUM DEVELOPMENT CORPORATION

Date: August 28, 2007

By: /s/ Richard W. McCullough
         Richard W. McCullough
         Chief Financial Officer





Petroleum Development Corporation

2007 Annual Meeting of Shareholders
August 28, 2007

NASDAQ GSM: PETD



Forward Looking Statements

This information contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those included in the forward-looking statements include the timing and extent of changes in commodity prices for oil and gas, the need to develop and replace reserves, environmental risks, drilling and operating risks, risks related to exploration and development, uncertainties about the estimates of reserves, competition, government regulation and the ability of the Company to meet its stated business goals.

Contact Information

Investor Relations
Petroleum Development Corporation
120 Genesis Boulevard
PO Box 26
Bridgeport, West Virginia 26330
Phone: 304.842.3597
Fax: 304.842.0913
www.petd.com



Company Snapshot



❖ Market Cap (08/27/07)

✓ Approx. $600 Million

❖ Proved Reserves (12/31/06)

✓ 323 Bcfe (2006 58% PD)
  ➢ 500+ Bcfe (2007E)

❖ Production (2006)

✓ 16.9 Bcfe
  ➢ 28 Bcfe (2007E)

❖ Production Profile (2Q07)

✓ 78% N. Gas/ 22% Oil

❖ Rocky Mountains

✓ 85%+ (2007)

❖ Diluted Average Shares Outstanding (2007)

✓ 14,860,000
  ➢ (Down 8%)

2007 Overview



- Watershed year
  - Invest 2006 Piceance lease sale proceeds
- Dramatic multi-year production and reserve increases
  - Primarily drill bit growth
  - 2007 CAPEX increase to $225 from $210 million
- Tremendous increase in organization strength and capabilities
  - Investing in the future

Core Operating Areas



Rocky Mountains

2006 Proved Reserves: 265.5 Bcfe
2006 Production: 14.1 Bcfe
2007E Production: 24 Bcfe

Michigan Basin

2006 Proved Reserves: 21.2 Bcfe
2006 Production: 1.4 Bcfe
2007E Production: 1.8 Bcfe

Appalachian Basin

2006 Proved Reserves: 36.0 Bcfe
2006 Production: 1.5 Bcfe
2007E Production: 2.6 Bcfe

See slide 2 regarding Forward Looking Statement.

Acquisitions Summary

- Proceeds from 2006 lease sale funded $209 Million in acquisitions ($191 Million Like-kind exchange tax deferred)
  - During December 2006 and January 2007
  - 3P reserves acquired total an estimated 153 Bcfe (84% proved)
  - Acquisitions primarily in existing operating areas
    - Wattenberg Field, DJ Basin Colorado
    - Appalachian and Michigan Basins
- Additional properties acquired in February 2007
  - Estimated 26.6 Bcfe proved and probable reserves
  - $11.8 million purchase price

See slide 2 regarding Forward Looking Statement.

6

Increasing Production



28 Bcfe 07E
66% YOY Growth

Bcf Equivalents

30 · 25 · 20 · 15 · 10 · 5 · 0

1996 · 1997 · 1998 · 1999 · 2000 · 2001 · 2002 · 2003 · 2004 · 2005 · 2006 · 2007E

☐ Oil ■ Natural Gas

See slide 2 regarding Forward Looking Statement.

Increasing Estimated Proved Reserves



500+ Bcfe 07E
55%+ YOY Growth

BCF Equivaler

Oil   Natural Gas

See slide 2 regarding Forward Looking Statement.

Petroleum Development Corporation

Energy Market Exposure

Percentage of Production by Market

(Based on Mcfe)



Oil, 21.7%
Nymex, 12.4%
Michigan, 8.5%
Northern Border, 0.5%
Midcontinent, 15.9%
Colorado Liquids, 3.7%
Colorado Interstate Gas, 37.2%

See slide 2 regarding Forward Looking Statement.





Operations Update

Thomas E. Riley
President

NASDAQ GSM: PETD

2007 Actual vs. Production Forecast

2007 Production Forecast



Bcf Equivalents (y-axis: 0–9)

1Q, 2Q, 3Q, 4Q

■ Forecast □ Actual

- Estimated 2007
  - Production of 28 Bcfe
  - **Exit Rate of 100 Mmcfe/d**

Mid-year production increase from:

- Late 2Q2007 Garden Gulch compression facility start-up (Grand Valley)
  - Gross capacity increased from 17 to 50 MMcf/d
  - Reduced line pressure in Grand Valley

- Addition of new wells to production in all producing areas of Rocky Mountain Region

See slide 2 regarding Forward Looking Statement.

Production Rate Progression



Average Daily Production (MMcfe/d)

Legend:
- Dec-06
- Jun-07
- Jul-07

See slide 2 regarding Forward Looking Statement.

Drilling Activity



See slide 2 regarding Forward Looking Statement.

Grand Valley Field
Piceance Basin, Colorado





Garfield Co.
6S/97W
6S/96W
Grand Valley Field
7S/97W
7S/96W
Colorado River
PDC Leasehold

- July 2007 net daily production 27 Mmcfe/d(2006 exit rate was 15.4 Mmcfe/d)
- Approximately 355 net locations on 10-acre spacing
  - 148 net PUD locations
  - 207 remaining unproved locations
- Drill 41 Net wells
  - 50 Bcfe added by drilling
  - $93 Million D&C cost

See slide 2 regarding Forward Looking Statement.

Grand Valley Well Achievements



- ## Reduced drilling time
  - Valley floor directional wells drilled in 11 days (2007) vs 18 day average in 2005
  - Early directional well drilling results on Mesa top are averaging 15 days

- ## Improved Completion Design
  - *Slick Water Fracs* – cleaner, non-gelled fluid results in improved EURS
  - 20% increase of average per-well EURs from 1.25 Bcfe to 1.5 Bcfe
  - Increase in average IP rate from 820 Mcfd to 1,100 Mcfd

See slide 2 regarding Forward Looking Statement.

Wattenberg Field
DJ Basin, Colorado





- July 2007 net daily production 28 Mmcfe/d (2006 net exit rate 18.6 Mmcfe/d)

- 9,000 acres available for drilling

- Over 450 undeveloped locations
  - 154 40 acre PUD locations
  - Over 300 remaining other locations (Rule 318A and other)
  - 800 Codell and/or Niobrara refracs

See slide 2 regarding Forward Looking Statement.

Wattenberg Field
DJ Basin, Colorado



Petroleum Development Corporation



Hybrid Niobrara Fracs

2007 Plan

- Drill 108 net wells

- 164 re-completions and re-fracs

- 33.9 Bcfe added by drilling

- $86 Million D&C cost

See slide 2 regarding Forward Looking Statement.

NECO Field Area
Eastern DJ Basin, Colorado





PDC Leasehold

- July net daily production 11.6 Mmcfe/d (2006 net exit rate 8.5 Mmcfe/d)

- 29,160 acres available for drilling

- 8 defined structures (3D and 2D seismic)

- 100 PUD locations

- 200 potential locations

See slide 2 regarding Forward Looking Statement.

NECO Field Area
Eastern DJ Basin, Colorado





NECO - Herbert #23-9

2007 Plan

- Drill 141 wells, PDC 100%WI

- 31 Bcfe added by drilling

- $33 Million D&C cost

- Acquiring 50 square miles of additional 3D seismic
  - Potential addition of 100-200 locations

See slide 2 regarding Forward Looking Statement.



Current New Exploration Projects

Barnett Shale – Erath County, Texas

- Two project acreage blocks
- Approximately 7,000 acres under lease and 2,000 acres under seismic option
- Currently acquiring and interpreting seismic data
- Anticipate spud first horizontal test well 4th Quarter 2007
- Acquiring additional acreage

Trenton/Black River – Allegany County, NY

- Seismic acquired and initial drilling location selected
- Anticipated spud date 4th Quarter 2007

See slide 2 regarding Forward Looking Statement.

Appalachian and Michigan Operation Areas



Petroleum Development Corporation

	Appalachian	Michigan
Operated Wells	1365	206
2006 YE Proved Reserves	36.0 Bcfe	21.2 Bcfe
2007 Acquisition Proved Reserves *	30.1 Bcfe	4.6 Bcfe
% of 2006 YE Proved	84%	22%
2007E Production*	2.6 Bcfe	1.8 Bcfe
Increase from 2006*	86%	20%

See slide 2 regarding Forward Looking Statement.

21

Continuing Our Success



- Low-risk resource plays
- Strong development inventory
  - Piceance, Wattenberg and Neco all have significant proved and unproved potential
- Proven multi-basin operator
  - Barnett shale activity planned
- Strong balance sheet
- Skilled and experienced management and technical team

See slide 2 regarding Forward Looking Statement.





Petroleum Development Corporation

2007 Annual Meeting of Shareholders
August 28, 2007

NASDAQ GSM: PETD